EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Investor Relations	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080
ELAN ANNOUNCES PUBLICATION OF NOTICE OF 2013 ANNUAL GENERAL
MEETING & DIRECTORS’ RETIREMENT

DUBLIN, Ireland - 25 April 2013 - Elan Corporation, plc (NYSE: ELN) (“Elan” or the “Company”) today publishes the Notice of the 2013 Annual General Meeting of the Company (the “AGM”).  The Notice of AGM together with a Form of Proxy has been issued to shareholders.  The 2013 AGM will be held at The Shelbourne Hotel, 27 St. Stephen’s Green, Dublin 2, Ireland on Thursday, 30 May 2013 at 10.00 a.m.  Details of the business to be transacted at the AGM are contained in the Notice.  The Notice is available on the Company’s website www.elan.com.  Copies of the Notice have been submitted to the Irish Stock Exchange and will shortly be available for inspection at the below address.

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

Mr. Giles Kerr and Dr. Dennis Selkoe, who are both non-executive directors, will not be seeking re-election at the AGM and will retire from the Board at the conclusion of the Meeting. Mr. Robert. A. Ingram, Chairman, commented, "We would like to thank Mr. Kerr and Dr. Selkoe for their valuable years of service to the Company as Board members.  We appreciate the guidance, dedication and support provided by both during their time as directors.  We are grateful that Dennis, who has served on the Board almost continuously since 1996, will continue to be available to the Company as a consultant. We wish both Giles and Dennis well in the future."

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  For additional information about Elan, please visit http://www.elan.com.

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